SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934

                          Amendment No. 23

                   Telephone and Data Systems, Inc.
             ___________________________________________
                          (Name of Issuer)


                        Special Common Stock
             ___________________________________________
                  (Title of Class and Securities)


                             879433860
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                                and
                         Andrew R. McCarroll
                  Vice President & General Counsel

                Southeastern Asset Management, Inc.
                   6410 Poplar Avenue; Suite 900
                         Memphis, TN  38119
                           (901) 761-2474
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                         February 10, 2011
             ___________________________________________
                   (Date of Event which Requires
                      Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [ ]





CUSIP No. 879433860                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [X]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :     3,153,992 shares
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :     5,666,200 shares (Shared)
                                         1,173,333 shares (None)
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :     4,327,325 shares
                                   ________________________________
                                   :(10) SHARED OR NO DISPOSITIVE POWER
                                   :     5,666,200 shares (Shared)
                                                 0 shares (None)
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,993,525 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      20.8%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
___________________________________________________________________

Note: All shares identified above are shares of the Issuer?s class of Special Common Stock, and the percentage in Row 13 above relates to such class of Special Common Stock.


CUSIP No. 879433860                                       13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Fund			I.D. No. 63-6147721
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment company shareholders
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :   None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   : 	5,666,200 shares

                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :
                                   :   None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   : 	5,666,200 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,666,200 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      11.8%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
___________________________________________________________________

Note: All shares identified above are shares of the Issuer?s class of Special Common Stock, and the percentage in Row 13 above relates to such class of Special Common Stock.





CUSIP No. 879433860                                         13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  None
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None (See Item 2)
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
___________________________________________________________________

Note: All shares identified above are shares of the Issuer?s class of Special Common Stock, and the percentage in Row 13 above relates to such class of Special Common Stock.



Item 5.  Interest in Securities of the Issuer

Item 5 shall be amended and restated as follows:

	   (a)	The aggregate number and percentage of Securities to which
this Schedule 13D relates is 9,993,525 shares of the Special Common Stock of the Issuer, constituting approximately 20.8% of the 48,029,633 shares outstanding.

                         Common             % of outstanding
                         Shares Held        Common Shares
___________________________________________________________________
Voting Authority

Sole:                    3,153,992             6.6%
Shared:                  5,666,200*           11.8%
None:                    1,173,333             2.4%

Total                    9,993,525            20.8%


 *Shares owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust.

Dispositive Authority

Sole:                    4,327,325             9.0%
Shared:                  5,666,200*           11.8%
None:                            0             0.0%

Total                    9,993,525            20.8%


*Shares owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust.

          (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts, for which Southeastern generally makes recommendations with respect thereto. Shares held by any Series of Longleaf Partners Funds Trust are reported in the "shared" category.

          (c) Transactions in the Securities during the last sixty days are attached as Schedule II.

          (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2011


                              SOUTHEASTERN ASSET MANAGEMENT, INC.

                              By /s/ Andrew R. McCarroll
                              _______________________________
                              Andrew R. McCarroll
                              Vice President & General Counsel

                              LONGLEAF PARTNERS FUND
                              By Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              O. MASON HAWKINS
                              (Individually)

                              /s/ O. Mason Hawkins
                              _______________________________



                        Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Amendment No. 22 to Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Amendment No. 22 to Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of February 14, 2011.


                              Southeastern Asset Management, Inc.

                              By:  /s/ Andrew R. McCarroll
                              __________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              Longleaf Partners Fund
                              By Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              O. Mason Hawkins, Individually

                              /s/ O. Mason Hawkins
                              _______________________________
















































                           SCHEDULE II

Transaction Type      Date      # of Shares      Price per Share*


Sale                 12/22/10       20,000           $32.12
Sale                 12/23/10       10,000           $31.79
Sale                 12/23/10        1,000           $31.79
Sale                 12/23/10        1,400           $31.79
Sale                 12/23/10        3,600           $31.79
Sale                 12/23/10        1,000           $31.79
Sale                 12/23/10        3,000           $31.79
Sale                 01/03/11       10,780           $31.73
Sale                 01/04/11          220           $31.76
Sale                 01/04/11        2,000           $31.77
Sale                 01/27/11       10,000           $30.85
Sale                 01/27/11          125           $30.78
Sale                 01/28/11       29,715           $30.68
Sale                 01/31/11       11,600           $30.90
Sale                 01/31/11        4,160           $30.90
Sale                 02/01/11       24,600           $30.97
Sale                 02/01/11        1,328           $30.97
Sale                 02/02/11        3,957           $30.72
Sale                 02/03/11       22,116           $30.39
Sale                 02/04/11       24,515           $30.59
Sale                 02/07/11       19,299           $30.64
Sale                 02/08/11       40,552           $30.54
Sale                 02/09/11          400           $30.41
Sale                 02/09/11           48           $30.35
Sale                 02/09/11        5,300           $30.35
Sale                 02/09/11          659           $30.35
Sale                 02/10/11           41           $30.46
Sale                 02/10/11          300           $30.47
Sale                 02/10/11        6,300           $30.47
Sale                 02/10/11        6,839           $30.47
Sale                 02/11/11        4,661           $30.16
Sale                 02/11/11        7,200           $30.16
Sale                 02/11/11       16,000           $30.16
Sale                 02/11/11        1,286           $30.16




Sales in the ordinary course of business on the New York Stock
Exchange or through Electronic Communication Networks (ECNs).



* Net of commissions.


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